UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 27, 2015

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release
Paris, 24 July 2015

Orange increases its interest in the Moroccan operator Méditel with the acquisition of an additional 9% of its capital

Fipar-Holding (the Moroccan Caisse de Dépôt et de Gestion group), FinanceCom and Orange signed the final documentation today increasing Orange's interest in Méditel, the Moroccan telecommunications operator, in application of the agreements they signed in December 2010.

Through this transaction, Orange has acquired an additional 9% of Méditel’s capital and benefits from the rights set out in the December 2010 agreements. As a result, Orange now holds 49% of Méditel’s share capital. The Board of Directors of Méditel will now be composed of five members proposed by Orange and four members appointed by the Moroccan shareholders. The company will now be fully consolidated in the financial statements of the Orange group.

Created in 1999, Méditel opened up the telecoms market in Morocco in both fixed and mobile services. The operator has undertaken massive investments in its networks, which now include over 5,400 km of fiber optic cable, including 870 km in Morocco’s ten largest urban areas. In addition, Méditel will complete the overhaul of its mobile network this year, extending its 3G coverage to 95% of the population. In March 2015, the Moroccan regulator ANRT assigned one of the three 4G licenses to the operator, confirming the company’s human and technical expertise. Méditel was the first operator to launch its 4G service, in June 2015.

With more than 13 million mobile subscribers, representing a 31% market share at the end of 2014, Méditel had 2014 revenues of 5.5 billion dirhams (503 million euros[1]; growth of +7%), an EBITDA[2] of 1.86 billion dirhams (170 million euros; growth of +18%), and an operating cash flow of 720 million dirhams (66 million euros).

The transaction, which has already received the necessary authorizations from the public authorities and the regulator, illustrates Orange’s development strategy outside Europe and supports the Group’s ambition to reinforce its presence in Africa and Middle East.

[1] Exchange rate as of 31/12/2014: 1 euro = 10.95 MAD.

[2] EBIDTA as published in IFRS Consolidated Accounts.

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About Orange

Orange is one of the world’s leading telecommunications operators with sales of 39 billion euros in 2014 and 155,000 employees worldwide at 31 March 2015, including 98,000 employees in France. Present in 29 countries, the Group has a total customer base of 247 million customers worldwide at 31 March 2015, including 188 million mobile customers and 16 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan “Essentiels2020” which places customers’ needs at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or follow us on Twitter: @presseorange.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Tom Wright; tom.wright@orange.com

Caroline Simeoni; caroline.simeoni@orange.com

ORANGE

Date: July 27, 2015	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations